1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road,
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 25, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) ANNOUNCEMENT OF 2006 INTERIM RESULTS

FINANCIAL HIGHLIGHTS

*	Turnover amounted to RMB27,401 million, representing an increase of 53.5% over the same period last year.

*	Profit attributable to equity holders amounted to RMB6,744 million representing an increase of 89.8%.

*

The Board of Director of the Company proposes an interim dividend of RMB0.188 per ordinary share for 2006 and the proposal will be submitted to the special general meeting of shareholder for review and approval.

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2006, and would like to express our gratitude to our shareholders and the staff for their support to the Company.

CORPORATE INFORMATION

Registered name	:	(Chinese Character)

Name in English	:	Aluminum Corporation of China Limited

Registered address	:	No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814

Place of business	:	No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100088

Principal place of business	:	Unit 3103, 31/F., Office Tower,
in Hong Kong		Convention Plaza
1 Harbour Road
Wanchai, Hong Kong

Authorised representative	:	Xiao Yaqing

Company Secretary	:	Liu Qiang

Department for corporate	:	Secretarial Office to the Board
information and inquiry

Telephone for corporate	:	(86) 10 8229 8103
information and inquiry

Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE")
New York Stock Exchange, Inc ("NYSE")

Name of share	:	Chalco

Stock code	:	2600 (HKSE)
ACH (NYSE)

RESULTS

The consolidated turnover of the Group for the six months ended June 30, 2006 amounted to RMB27,401 million, representing an increase of 53.5% over the same period last year. The consolidated net profit attributable to equity holders of the Company for the six months ended June 30, 2006 amounted to RMB6,744 million, representing an increase of 89.8% over the same period last year. Basic earnings per share for profit attributable to the equity holders of the Company was RMB0.60.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET
(UNAUDITED)

		June 30,	December 31,
		2006	2005
	Note	RMB'000	RMB'000
		(unaudited)	(audited)

ASSETS

Non-current assets
Intangible assets	4	700,083	721,479
Property, plant and equipment	4	43,223,370	39,773,607
Land use rights	4	253,264	62,275
Interest in jointly controlled entities		390,665	184,399
Interest in associated companies		919,712	886,375
Available-for-sale financial assets		10,200	10,200
Deferred tax assets		408,498	408,874

		45,905,792	42,047,209

Current assets
Inventories		8,103,065	7,234,731
Accounts receivable, net	5	1,541,949	961,191
Other current assets		2,284,776	1,169,021
Cash and cash equivalents		12,132,223	7,597,727

		24,062,013	16,962,670

Total assets		69,967,805	59,009,879

EQUITY

Capital and reserves attributable to
equity holders of the Company
Share capital	6	11,649,876	11,049,876
Other reserves		14,033,064	10,242,615
Retained earnings
Proposed dividend	17	2,190,177	2,364,673
Unappropriated retained earnings	7	13,540,746	8,987,275

		41,413,863	32,644,439
Minority interests		2,303,739	1,560,455

Total equity		43,717,602	34,204,894

LIABILITIES

Non-current liabilities
Borrowings	8	9,729,419	9,690,493
Deferred tax liabilities		177,052	176,991

		9,906,471	9,867,484

Current liabilities
Accounts payable	9	2,312,658	2,649,249
Other payables and accruals		6,819,733	5,585,317
Current income tax liabilities		1,439,880	999,117
Borrowings	8	5,771,461	5,703,818

		16,343,732	14,937,501

Total liabilities		26,250,203	24,804,985

Total equity and total liabilities		69,967,805	59,009,879

Net current assets		7,718,281	2,025,169

Total assets less current liabilities		53,624,073	44,072,378

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (UNAUDITED)

Six months ended June 30,
		2006	2005
	Note	RMB'000	RMB'000
		(unaudited)	(unaudited)

Sales	10	27,400,625	17,848,749
Cost of goods sold		(16,275,865)	(11,771,655)

Gross profit		11,124,760	6,077,094
Other revenues and gains, net	10	186,429	93,222
Selling and distribution expenses	11	(409,994)	(319,495)
General and administrative expenses	12	(1,006,614)	(606,816)
Research and development expenses		(40,890)	(52,413)

Operating profit		9,853,691	5,191,592
Finance costs	13	(321,791)	(181,370)

Operating profit after finance costs	14	9,531,900	5,010,222
Share of profit of an associated company		33,337	7,798
Share of loss of a jointly controlled entity		-	(1,094)

Profit before income taxes		9,565,237	5,016,926
Income taxes	15	(2,563,470)	(1,334,374)

Profit for the period		7,001,767	3,682,552

Attributable to:
Equity holders of the Company		6,743,648	3,553,817
Minority interests		258,119	128,735

		7,001,767	3,682,552

Basic earnings per share for profit
attributable to the equity holders of
the Company
	16	RMB0.60	RMB0.32

Dividends	17	2,190,177	-

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	(unaudited)
								Minority	Total
	Attributable to equity holders of the Company							interests	equity
			Statutory	Statutory	Discretionary
	Share	Capital	surplus	public	surplus	Retained
	capital	reserve	reserve	welfare fund	reserve	earnings	Total
			(Note 7)	(Note 7)	(Note 7)
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balance at January 1, 2006	11,049,876	6,218,756	2,061,686	1,962,173	-	11,351,948	32,644,439	1,560,455	34,204,894
Transfer (Note 7)	-	-	-	(1,962,173)	1,962,173	-	-	-	-
Issue of new shares (Note 6)	600,000	3,902,492	-	-	-	-	4,502,492	-	4,502,492
Share issue expenses (Note 6)	-	(112,043)	-	-	-	-	(112,043)	-	(112,043)
Capital contributions	-	-	-	-	-	-	-	582,480	582,480
Profit for the period	-	-	-	-	-	6,743,648	6,743,648	258,119	7,001,767
Dividend paid (Note 17)	-	-	-	-	-	(2,364,673)	(2,364,673)	(97,315)	(2,461,988)

Balance at June 30, 2006	11,649,876	10,009,205	2,061,686	-	1,962,173	15,730,923	41,413,863	2,303,739	43,717,602

Balance at January 1, 2005	11,049,876	6,204,045	1,277,789	1,214,309	-	7,820,776	27,566,795	1,239,083	28,805,878
Capital contributions	-	-	-	-	-	-	-	99,000	99,000
Profit for the period	-	-	-	-	-	3,553,817	3,553,817	128,735	3,682,552
Dividend paid (Note 17)	-	-	-	-	-	(1,944,778)	(1,944,778)	(80,635)	(2,025,413)

Balance at June 30, 2005	11,049,876	6,204,045	1,277,789	1,214,309	-	9,429,815	29,175,834	1,386,183	30,562,017

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,
		2006	2005
	Note	RMB'000	RMB'000
		(unaudited)	(unaudited)

Net cash generated from
operating activities		6,442,212	3,061,002

Cash flows from investing activities
Acquisition of a subsidiary,
net of cash acquired	3	(98,608)	-
Investment in jointly controlled entities		(206,266)	-
Investment in an associated company		-	(799,038)
Purchase of property, plant and equipment		(2,008,277)	(4,062,443)
Proceeds on disposal of property, plant
and equipment		8,517	3,093
Other investing cash flows, net		82,048	(6,598)

Net cash used in investing activities		(2,222,586)	(4,864,986)

Cash flows from financing activities
Issuance of new shares at a premium,
net of issuance cost		4,390,449	-
Dividend paid	17	(2,364,673)	(1,944,778)
Dividend paid by subsidiaries
to minority shareholders		(97,315)	(80,635)
Issuance of short-term bonds		2,988,000	1,945,567
Redemption of short-term bonds		(2,000,000)	-
New loans borrowed		1,066,471	3,443,082
Repayments of borrowings		(3,760,462)	(2,533,387)
Other financing cash flows, net		92,400	99,000

Net cash generated from financing activities		314,870	928,849

Net increase/(decrease) in cash
and cash equivalents		4,534,496	(875,135)
Cash and cash equivalents at beginning
of the period		7,597,727	6,223,763

Cash and cash equivalents at end
of the period		12,132,223	5,348,628

Representing:
Bank balances and cash		12,132,223	5,348,628

NOTES:

1	Basis of preparation

The unaudited condensed interim consolidated financial information is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Listing Rules issued by the Hong Kong Stock Exchange ("HKEx").

The unaudited condensed interim consolidated financial information should be read in conjunction with the 2005 annual financial statements for the year ended December 31, 2005.

The unaudited condensed interim consolidated financial information was approved by the Board of Directors for issue on August 23, 2006.

2	Significant accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2005, as described in the 2005 annual financial statements.

The following new standards, amendments to standards and interpretations which are applicable to the Group are mandatory for financial year ending December 31, 2006.

*

Amendment to HKAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after January 1, 2006. This amendment has no material impact to the Group's accounting policy;

*

Amendment to HKAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after January 1, 2006. This amendment does not have any impact on the classification and valuation of the Group's financial instruments classified as at fair value through profit or loss prior to January 1, 2006 as the Group is able to comply with the amended criteria for the designation of financial instruments at fair value through profit or loss;

*

Amendment to HKAS 39 and HKFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after January 1, 2006. The Group has reviewed its financial guarantee contracts. The management considered the adoption of the amendment will not result in a material effect on the Group's 2006 consolidated financial statements;

*

HKFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after January 1, 2006. This amendment has no material impact to the Group's accounting policy;

*

HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after January 1, 2006. The Group has reviewed its contracts. Some of them are required to be accounted for as leases in accordance with HKAS 17, "Leases". However, these leases are operating leases, and their reclassification has had no impact on the expense recognized in respect of them;

*

HK(IFRIC)-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after January 1, 2006. This interpretation does not have material impact on the Group's 2006 consolidated financial statements.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

*	HK(IFRIC)-Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after May 1, 2006. Management is currently assessing the impact of HK(IFRIC)-Int 8 on the Group's operations;

*

HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after June 1, 2006. Management believes that this interpretation should not have a significant impact on the Company's accounting policies as the Group already has assessed whether embedded derivative should be separated using principles consistent with HK(IFRIC)-Int 9;

*

HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after January 1, 2007. HKAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after January 1, 2007. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning January 1, 2007.

3	Business combination

In March 2006, the Group acquired 100% of the share capital of Fushun Aluminum Company Limited ("Fushun Aluminum"), a Company incorporated in the People's Republic of China (the "PRC") and principally engaged in the manufacture and trading of primary aluminum products, for a cash consideration of RMB500,000,000. The acquired business contributed revenues of RMB663,150,000 and net profit of RMB36,472,000 to the Group for the period from the date of acquisition to June 30, 2006. Had the acquisition been occurred on January 1, 2006, the acquired business would have contributed revenues of RMB753,136,000 and net profit of RMB37,828,000 to the Group for the period from 1 January 2006 to June 30, 2006, and consolidated revenue and consolidated net profit for the six months ended June 30, 2006 would have been RMB27,490,611,000 and RMB7,003,123,000, respectively.

Details of net assets acquired and excess of cost over acquired interest are as follows:

RMB'000

Purchase consideration D cash	500,000
Fair value of net identifiable assets acquired (see below)	(501,373)

Negative goodwill	(1,373)

The fair values of the assets and liabilities arising from the acquisition approximate their carrying amounts and are as follows:

RMB'000

Cash and cash equivalents	1,392
Property, plant and equipment (Note 4)	832,546
Land use rights (Note 4)	194,175
Inventories	171,208
Receivables	5,826
Payables and accruals	(122,374)
Borrowings	(581,400)

Net identifiable assets acquired	501,373

RMB'000
Purchase consideration settled in cash,
paid as of June 30, 2006 (Note)	100,000
Cash and cash equivalents in subsidiary acquired	(1,392)

Cash out flow on acquisition	98,608

Note:	As of June 30, 2006, cash consideration of RMB400,000,000 payable was included in other payables of the Group.

In addition to the above, the Company has entered into a number of purchase agreements to acquire equity interest in certain entities. As of June 30, 2006, these acquisitions were not completed due to pending approval from the relevant regulatory authorities (Note 19(c)).

4	Capital expenditure

				Property,
				plant and	Land use
	Intangible assets			equipment	rights
		Mining
	Goodwill	rights	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Net book amount as
of January 1, 2006	406,686	314,793	721,479	39,773,607	62,275
Acquisition of a subsidiary
(Note 3)	-	-	-	832,546	194,175
Additions	-	-	-	4,239,492	7,766
Disposals	-	-	-	(12,369)	-
Amortization/ depreciation
charge for the period	-	(10,882)	(10,882)	(1,590,198)	(10,952)
Reclassification	-	(10,514)	(10,514)	-	-
Impairment losses	-	-	-	(19,708)	-

Net book amount
as of June 30, 2006	406,686	293,397	700,083	43,223,370	253,264

Net book amount
as of January 1, 2005	406,686	322,467	729,153	34,026,233	16,048
Additions	-	52,573	52,573	4,216,304	-
Disposals	-	-	-	(2,629)	-
Amortization/ depreciation
charge for the period	-	(21,495)	(21,495)	(1,211,537)	(150)
Impairment losses	-	-	-	(4,225)	-

Net book amount
as of June 30, 2005	406,686	353,545	760,231	37,024,146	15,898

5	Accounts receivable, net

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Trade receivables	669,730	457,556
Trade receivable from related parties	165,095	246,919

	834,825	704,475
Less: Provision for impairment	(441,739)	(454,853)

	393,086	249,622
Bills receivables (Note (a))	1,148,863	711,569

	1,541,949	961,191

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

As of June 30, 2006, the aging analysis of trade receivables, net of provision made, was as follows:

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Within 1 month	230,926	112,013
Between 2 and 6 months	87,257	55,670
Between 7 and 12 months (Note (b))	38,967	39,973
Between 1 and 2 years (Note (b))	13,574	21,530
Over 2 years (Note (b))	22,362	20,436

	393,086	249,622

Notes:

(a)	Bills receivables are bills of exchange with maturity dates of within 6 months.

(b)	Trade receivables aged over 6 months are principally due from related parties.

6.	Share capital

On May 9, 2006, the Company entered into a placing agreement to place 600,000,000 H shares, representing approximately 5.43% of the existing issued shares of the Company, at a price of HK$7.25 per share (the "Placement"). In connection with the Placement, the National Social Security Fund Council (the "NSSF") of the PRC entrusted the Company to effect a sale of a total of 44,100,000 H shares upon conversion of the same number of existing domestic shares that are to be allocated from Aluminum Corporation of China ("Chinalco") to NSSF as part of the Placement.

The Placement was completed on May 25, 2006. As a result, 600,000,000 new H shares were issued for a total net proceed of RMB4,390,449,000 (net of share issuance expense of RMB112,043,000), and total registered shares of the Company increased from 11,049,876,153 shares to 11,649,876,153 shares, comprising 7,705,910,185 domestic shares and 3,943,965,968 H shares. The net proceeds from the placement of the 44,100,000 shares were paid directly by the related investment banking firms to the NSSF pursuant to the placing agreement. Chinalco's equity interest in the Company decreased from 42.14% to 39.59% as a result of the Placement.

The Company intends to use the net proceeds for the funding of possible acquisitions of domestic primary aluminum projects and for general working capital purposes.

7	Appropriations of profit

For the six months ended June 30, 2005 and 2006, the Company and its subsidiaries did not appropriate any amounts into the statutory surplus reserve.

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. The statutory public welfare fund can only be utilized on capital items for the collective benefit of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. Starting from January 1, 2006 onward, the Company is prohibited from providing further appropriation out of net profit to statutory public welfare fund pursuant to the revised Company Law. The balance of statutory public welfare fund as at December 31, 2005 is converted into discretionary surplus reserve fund.

8	Borrowings

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Non-current:
Long-term bank loans (Note (a))	9,729,419	9,690,493

Current:
Long-term bank loans (Note (a))	847,121	1,353,980
Short-term bank loans (Note (b))	1,934,340	2,378,998
Short-term bonds (Note (c))	2,990,000	1,970,840

	5,771,461	5,703,818

Total	15,500,880	15,394,311

(a)	Long-term bank loans

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Non-current:
Long-term bank loans D unsecured	8,831,019	9,690,493
Long-term bank loans D secured	898,400	-

	9,729,419	9,690,493

Current:
Long-term bank loans D unsecured	825,521	1,353,980
Long-term bank loans D secured	21,600	-

	847,121	1,353,980

Total	10,576,540	11,044,473

Estimated fair value	10,574,880	11,042,620

The estimated fair value is estimated based on discounted cash flows using applicable discount rates from the prevailing market interest rates available to the Group for borrowings with substantially the same characteristics and maturity dates. The discount rates as of June 30, 2006 and December 31, 2005 were 4.0%.

As of June 30, 2006, long-term bank loans were guaranteed as follows:

	June 30,	December 31,
Guaranteed by :	2006	2005
	RMB'000	RMB'000

Chinalco	831,078	503,313
Shanxi Zhangze Electric
Company Ltd (Note)	780,000	780,000

	1,611,078	1,283,313

Note:	Shanxi Zhangze Electric Company Ltd is a minority shareholder of Shanxi Huaze Aluminum and Power Company Ltd, a subsidiary of the Company.

As of June 30, 2006, a long-term bank loan of RMB920,000,000 was secured by a 220,000 tonnes aluminum production line of Shanxi Huasheng Aluminium Company Ltd ("Shanxi Huasheng"), a subsidiary of the Company.

As of June 30, 2006 and December 31, 2005, the maturity of total long-term loans is as follows:

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Within one year	847,121	1,353,980
In the second year	2,324,202	1,929,140
In the third to fifth year	5,262,127	4,866,941
After the fifth year	2,143,090	2,894,412

	10,576,540	11,044,473

The effective interest rates as of June 30, 2006 and December 31, 2005 ranged from 3.60% to 6.12% per annum and 3.60% to 6.12% per annum, respectively.

As of June 30, 2006 and December 31, 2005, except for long-term bank loans in the amounts of RMB9,380,000 and RMB9,313,000, respectively, which are dominated in Danish Krone, all other long-term bank loans are dominated in Chinese Renminbi.

(b)	Short-term bank loans

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Secured short-term bank loans	368,200	-
Unsecured short-term bank loans	1,566,140	2,378,998

	1,934,340	2,378,998

As of June 30, 2006, secured short-term bank loans amounting to RMB120,000,000 arising from the acquisition of Fushun Aluminum by the Company (Note 3) were collaterized by time deposits in the amount of RMB120,000,000 of Fushun Aluminum Factory (parent company of Fushun Aluminum prior to the acquisition). The remaining RMB237,700,000 and RMB10,500,000 arising from the acquisition of Fushun Aluminum and the establishment of Shanxi Huasheng were secured by land use rights (Cost: RMB201,942,000; Net value RMB199,922,000) owned by Fushun Aluminum and a 220,000 tonnes aluminum production line owned by Shanxi Huasheng, respectively.

(c)	Short-term bonds

In June 2005, the Company issued short-term bonds with a total face value of RMB2,000,000,000 at discount(face value RMB100 per unit) and maturity of one year for working capital. The effective interest rate of these bonds was 3.33% per annum. These short-term bonds have matured and were fully redeemed in June 2006.

In May 2006, the Company issued short-term bonds with a total face value of RMB3,000,000,000 at par (face value RMB100 per unit) and maturity of one year for working capital. The effective interest rate of these bonds is 3.53% per annum.

9	Accounts payable

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Trade payables	2,225,887	2,584,557
Trade payable to related parties	85,401	54,526

	2,311,288	2,639,083
Bills payable (Note (a))	1,370	10,166

	2,312,658	2,649,249

As of June 30, 2006, the aging analysis of trade payables was as follows:

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Within 1 month	1,393,310	1,804,096
Between 2 and 6 months	739,339	639,520
Between 7 and 12 months	111,285	131,596
Between 1 and 2 years (Note (b))	29,478	22,806
Between 2 and 3 years (Note (b))	3,353	7,279
Over 3 years (Note (b))	34,523	33,786

	2,311,288	2,639,083
Notes:

(a)	Bills payable are repayable within 6 months.

(b)	Trade payables aged over 1 year are principally due to related parties.

10	Sales, other revenues and segment information

The Group is principally engaged in the production and sale of alumina and primary aluminum in the PRC. Revenues recognized during the period are as follows:

	Six months ended June 30,
	2006	2005
	RMB'000	RMB'000

Sales
Sales of goods, net of value-added tax	27,400,625	17,848,749
Other revenues
Sale of scrap and other materials	153,633	98,474
Supply of electricity, heat, gas and water	171,962	147,601
Rendering of services (Note (a))	70,797	25,516

Total other revenues	396,392	271,591
Expenses related to other revenues (Note (b))	(396,456)	(258,410)

	(64)	13,181

Other gains
Interest income	74,093	45,593
Income from unlisted investments	-	4,550
Government subsidies	-	1,678
Fair value gain on investments, net	112,411	18,311
Present value adjustment on other
financial assets and liabilities, net	-	9,972
Others	(11)	(63)

	186,493	80,041

Other revenues and gains, net	186,429	93,222

Notes:

(a)	Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

(b)	Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

Primary reporting format - business segments The Group is organized in the PRC into two main business segments:

*	Alumina segment	-	comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment	-	comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business, are grouped under corporate and other services segment.

All inter-segment and inter - plant sales are made at prices approximate to market prices.

	Six months ended June 30, 2006
			Corporate	Inter-
		Primary	and other	segment
	Alumina	aluminum	services	elimination	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	14,620,318	12,550,727	229,580	-	27,400,625
Inter-segment sales	5,020,629	-	-	(5,020,629)	-

	19,640,947	12,550,727	229,580	(5,020,629)	27,400,625

Operating profit (loss) /
Segment results	8,635,848	1,566,008	(34,463)	(98,778)	10,068,615
Unallocated expenses					(214,924)
Finance costs					(321,791)
Share of profit of
an associated company	-	33,337	-	-	33,337

Profit before income taxes					9,565,237

Income taxes					(2,563,470)
Profit for the period					7,001,767

	Six months ended June 30, 2005
			Corporate	Inter-
		Primary	and other	segment
	Alumina	aluminum	services	elimination	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

External sales	11,108,418	6,682,044	58,287	-	17,848,749
Inter-segment sales	2,298,870	-	-	(2,298,870)	-

	13,407,288	6,682,044	58,287	(2,298,870)	17,848,749

Operating profit (loss) /
Segment results	5,222,924	170,269	(41,872)	(43,872)	5,307,449
Unallocated expenses					(115,857)
Finance costs					(181,370)
Share of profit of
an associated company	-	7,798	-	-	7,798
Share of loss of jointly
controlled entities	-	(1,094)	-	-	(1,094)
Profit before income taxes					5,016,926
Income taxes					(1,334,374)
Profit for the period					3,682,552

Secondary reporting format - geographical segments

Substantially all operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

11	Selling and distribution expenses

	Six months ended June 30,
	2006	2005
	RMB'000	RMB'000

Transportation and loading	261,117	180,623
Packaging expenses	86,805	74,051
Miscellaneous port expenses	14,836	16,327
Salaries and welfare expenses	13,323	14,362
Sales commission and other handling fee	8,887	14,281
Others	25,026	19,851

	409,994	319,495

12	General and administrative expenses

	Six months ended June 30,
	2006	2005
	RMB'000	RMB'000

Taxes other than income taxes (Note)	304,984	194,753
Salaries and welfare expenses	267,547	217,186
Repairs and maintenance	69,034	7,747
Rental expenses	67,252	41,938
Insurance premium	54,585	20,694
Traveling and entertainment	47,931	31,967
Utilities and social services	45,592	11,202
Depreciation D non production property,
plant and equipment	45,315	37,953
Amortization D land use rights	10,952	150
Consultation fees	30,466	26,462
Office supplies	15,581	11,061
Others	47,375	5,703

	1,006,614	606,816

Note:

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax payable which are actually paid.

13	Finance costs

	Six months ended June 30,
	2006	2005
	RMB'000	RMB'000

Total finance cost incurred	422,550	330,794
Less: Interest being capitalized in
construction in progress	(106,821)	(148,446)

	315,729	182,348
Less: exchange loss/(gain), net	6,062	(978)

	321,791	181,370

14	Expenses charged (credited) to the unaudited condensed interim consolidated income statement

	Six months ended June 30,
	2006	2005
	RMB'000	RMB'000

Depreciation of property, plant and equipment	1,527,887	1,188,924
Operating lease rentals in respect
of land and buildings	193,184	180,228
Amortization of land use rights	10,952	150
Amortization of mining rights	10,882	21,495
Loss/(gain) on disposal of property,
plant and equipment	3,851	(464)
(Provision written-back)/provision for
slow-moving and obsolete inventories	(363)	109

15	Taxation

	Six months ended June 30,
	2006	2005
	RMB'000	RMB'000

Current taxation		:
PRC enterprise income tax	2,610,362	1,327,114
Over provision in prior periods	(47,329)	(6,588)
Deferred income tax	437	13,848

	2,563,470	1,334,374

The current PRC enterprise income taxes of the Group have been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches of the Group located in western regions of the PRC were granted a tax concession to pay PRC income tax at a preferential rate of 15% for a period of ten years. A subsidiary located in Qinghai Province is exempted for PRC income tax for the first 5 years and a 50% reduction thereafter. Moreover, the Group also enjoyed the incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market. For the six months ended June 30, 2006 and 2005, the Group's weighted average actual tax rate was 26.8% and 26.6%, respectively.

Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

16	Earnings per share

The calculation of basic earnings per share for the six months ended June 30, 2006 and 2005 is based on the profit attributable to the equity holder of the Company for the six months ended June 30, 2006 and 2005 of RMB6,743,648,000 and RMB3,553,817,000 and the weighted average outstanding number of 11,217,089,268 and 11,049,876,153 shares in issue during the period, respectively.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

17	Dividends

A 2005 final dividend of RMB0.21 (2004 final: RMB0.18) per ordinary share, totaling RMB2,364,673,000 was paid in May 2006 (paid in 2005: RMB1,944,778,000).

An interim dividend of RMB0.188 per ordinary share, totaling RMB2,190,177,000 in respect of the six months ended June 30, 2006 was declared at the Board meeting held on August 23, 2006. This proposed dividend is not accounted for as dividend payable, but is reflected as an appropriation of retained earnings for the six months ended June 30, 2006.

18	Contingent liabilities

(a)

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate an alumina and primary aluminum production facilities in the Company's Guangxi branch (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7,500,000 to the other party as compensation.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the China National Development and Reform Commission.

As of June 30, 2006, the Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

(b)

The Company's subsidiary, Fushun Aluminum has signed Guaranteed Contracts with Bank of China, Fushun Branch and Bank of Construction, Fushun Wanghua sub-branch to guarantee certain banking facilities not exceeding RMB47,000,000 and RMB30,000,000, respectively, granted to Fushun Jinhua (Group) Company Ltd ("Fushun Jinhua") for the period from January 16, 2006 to January 15, 2007. As of June 30, 2006, the outstanding guarantee by Fushun Aluminum amounted to RMB29,000,000.

19	Commitments

(a)	Capital commitments for property, plant and equipment:

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Contracted but not provided for	1,349,709	560,600
Authorized but not contracted for	7,921,537	8,465,177

	9,271,246	9,025,777

(b)	Commitments under operating leases

The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	June 30,	December 31,
	2006	2005
	RMB'000	RMB'000

Not later than one year	314,277	315,454
Later than one year and
not later than five years	1,072,160	1,138,518
Later than five years (Note)	9,386,385	9,546,886

	10,772,822	11,000,858

Note:	These represent mainly commitments under operating leases in relation to land later than 5 years but not later than 44 years.

(c)	Commitments for capital contribution

The Group had the following commitments for capital investments as of June 30, 2006:

June 30,
2006
RMB'000

Guangxi Huayin Aluminum Company Ltd (i)	324,784
Chalco Zunyi Alumina Company Ltd (ii)	750,400
Zunyi Aluminum Company Ltd (iii)	219,000
Jiaozuo Wanfang Aluminum
Manufacturing Company Ltd (iv)	247,000

1,541,184

Notes:

(i)

Pursuant to a resolution of Guangxi Huayin Aluminum Company Ltd ("Guangxi Huayin"), a 33% owned jointly controlled entity of the Company, on June 19, 2005, and a supplemental agreement dated July 31, 2005, the total investment in Guangxi Huayin is planned to increase to approximately RMB8,491,000,000, of which approximately RMB2,133,000,000 will be contributed by the shareholders in terms of capital. The shareholders, including the Company, have agreed to inject the capital in three installments on 2005, 2006 and 2007.

According to the agreement signed among the shareholders of Guangxi Huayin, the Company agrees to contribute approximately RMB701,000,000 as registered capital of Guangxi Huayin. As of June 30, 2006, the Group had contributed capital of approximately RMB376,216,000 to Guangxi Huayin.

(ii)

In April 2006, the Company entered into a joint venture agreement with Guizhou Wujiang Hydropower Development Company Ltd to establish a joint venture company, Chalco Zunyi Alumina Company Ltd ("Zunyi Alumina"), which will be engaged in the production of alumina. The joint venture company will have registered capital of RMB1,400,000,000, of which the Company will contribute 67% or RMB938,000,000, representing its holding equity interest in the joint venture company. As of June 30, 2006, the Company has contributed approximately RMB187,600,000 into Zunyi Alumina.

(iii)

In June 2006, the Company entered into purchase agreement with Wujiang Hydropower Development Corporation Ltd and eight other companies to acquire 66.4% equity interest in Zunyi Aluminum Company Ltd for a cash consideration of RMB219,000,000. As of June 30, 2006, no payment was made by the Company in connection with this transaction.

(iv)

In May 2006, the Company entered into a purchase agreement with Jiaozuo City Wanfang Group Company Ltd to acquire 29% equity interests of Jiaozuo Wanfang Aluminum Company Ltd ("Jiaozuo Wanfang") for a cash consideration of RMB247,000,000. Jiaozhou Wanfang, being a joint stock limited company with its shares listed on the Shenzhen Stock Exchange, is mainly engaged in the production of primary aluminum. As of June 30, 2006, no payment was made by the Company in connection with this transaction.

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING
PRINCIPLES GENERALLY ACCEPTED IN HONG KONG AND IN
THE UNITED STATES

The condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP").

Major and significant differences, which affect net income and equity, include the following:

(a)	Revaluation of property, plant and equipment

Under HK GAAP, property, plant and equipment transferred from Chinalco to the Group were accounted for under the acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HK GAAP. Under US GAAP, the new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b)	Revaluation of mining rights

Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(c)	Minority interest

Under HK GAAP, minority interest is presented on the face of the profit and loss account of the portion of profit and loss attributable to the minority interest and to the equity holders of the Company and presented as a component of equity. Under US GAAP, the allocation amounts are not presented as a component of net income or loss and minority interest is not presented as a component of equity.

(d)	Income tax effect of US GAAP adjustments

Under US GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the property, plant and equipment revaluation, goodwill amortization and mining rights are recognized.

The net effects on net income attributable to the equity holders of the Company and basic net income per share of the Group for the six months ended June 30, 2006 and equity as of June 30, 2006, after taking account of the above differences and related income tax effect, are a net increase in net income of approximately RMB103,371,000 (six months ended June 30, 2005: RMB103,371,000), an increase in basic net income per share of approximately RMB0.01 (six months ended June 30, 2005: RMB0.01) and a net decrease in equity of approximately RMB4,131,984,000 (as of December 31, 2005: decrease of RMB3,421,172,000) respectively. In computing the net effects, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the estimates of revenue and expenses. Accounting estimates have been employed to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

INTERIM DIVIDEND

The Board proposes an interim dividend of RMB0.188 per ordinary share in respect of the six months ended June 30, 2006, totaling RMB2,190,177,000, calculated on the basis of 11,649,876,153 shares as at June 30, 2006. The proposed interim dividend will be considered at the special general meeting of shareholders to be held on October 13, 2006. The interim dividend is expected to be distributed on or before October 31, 2006.

MARKET REVIEW

PRIMARY ALUMINUM

Both international and domestic aluminum markets saw an increase in the first half of 2006 as a result of investment by funds, increases in production cost and rising consumption demand. In May, the three-month aluminum futures price on the London Metals Exchange ("LME") reached US$3,310 per tonne, whilst the aluminum spot price on the Shanghai Futures Exchange ("SHFE") rose to RMB23,800 per tonne, both reaching historic highs. However, since mid-May, aluminum prices experienced an adjustment as the impact of the rising US dollar and inflation led to decreases in prices of basic metals, oil and gold. At the end of June, the three-month aluminum futures prices on LME and SHFE fluctuated around US$2,500 per tonne and RMB19,500 per tonne respectively. In the first half of 2006, the average three-month aluminum futures price on LME was US$2,561 per tonne, representing an increase of 39.1% over the same period last year; the average price on SHFE was RMB20,773 per tonne, representing an increase of 24.9% from the same period last year.

The global production and consumption of primary aluminum remained steady for the first half of 2006, and amounted to 16,440,000 tonnes and 16,730,000 tonnes respectively, representing increases of 5.9 % and 7.4% respectively over the same period last year. As a result of rising aluminum prices, domestic production of primary aluminum increased by 17.5% to 4,290,000 tonnes over the same period last year, while the consumption of primary aluminum rose to 4,000,000 tonnes, representing an increase of 27.0% over the same period last year.

ALUMINA

In the first quarter of 2006, alumina prices continued to increase. While the alumina FOB price in the international market reached a high of US$630 per tonne, the spot retail price of imported alumina in China rose to RMB6,500 per tonne, both reaching historical new highs. Due to rapid growth of domestic-made alumina and reduced purchases from the international spot market, the international alumina spot price began to decline in the second quarter of 2006. At the end of June, the alumina FOB price in the international market dropped to US$500 per tonne while the spot retail price of imported alumina in China fell to below RMB5,000 per tonne. In the first half of 2006, the average spot price of alumina of the Company was approximately RMB5,332 per tonne.

In the first half of 2006, global alumina production amounted to 32,970,000 tonnes with a consumption of 32,180,000 tonnes, representing year-on-year increases of 9.2% and 5.8% respectively. During the period, alumina supply increased due to the establishment of a number of domestic alumina enterprises that are not related to the Group. Notwithstanding the contribution of such new enterprises, demand continued to exceed supply by 32%. In the first half of 2006, China produced 5,950,000 tonnes of alumina, representing a year-on-year increase of 49%; the consumption of alumina amounted to 8,710,000 tonnes, representing a year-on-year increase of 14.3%. In the first half of 2006, China imported 3,330,000 tonnes of alumina, representing a year-on-year decrease of approximately 10%.

BUSINESS REVIEW

In the first half of 2006, the Group closely monitored and studied market trends for market opportunities to expedite the Group's development. Effective measures were formulated to enhance safety, efficiency, quality and reduce unnecessary consumption. Staff members were unified and worked hard, focusing on management fundamentals and technological upgrades. As a result, in the first half of 2006, the Group recorded a new high in operating results and made great progress in the Group's development.

1.

With comprehensive analysis on the production situation and in line with safe production and management, the Group carefully implemented its production plans with strengthened regulation, direction and management on production. For alumina, the Group took efforts to tap potentials for increases in production and efficiency. For aluminum, the Group captured favorable opportunities from market mergers and acquisitions, and took measures to save energy and reduce unnecessary consumption. Satisfactory results were achieved in production volume. During the first half of this year, the production volume of alumina amounted to 4,330,000 tonnes, representing an increase of 24.1% over the corresponding period last year. The production of alumina chemicals, namely alumina hydrate and multi-variety alumina, was 510,000 tonnes, representing an increase of 9.7% compared to the same period last year. The production of primary aluminum products amounted to 780,000 tonnes (inclusive of the 86,000 tonnes representing the total output of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum"), in which the Company holds a 28% stake), representing an increase of 67.8% over the corresponding period last year.

2.

To enhance its core competitiveness, principal businesses and industry chain, the Group has adopted a quantum expansion model to increase production capacity. The Group promoted the rapid realization of production in newly-built projects and made timely adjustments to development strategies in light of the changing product and market.

*	Construction has commenced on three 800,000-tonne-capacity alumina expansion projects at Guizhou Zunyi, Chongqing Nanchuan and phase III of Guangxi branch.

*

In the primary aluminum segment, the Group took advantage of mergers and acquisitions and as a result, as of the end of August 2006, the smelting capacity of primary aluminum increased by approximately 970,000 tonnes (inclusive of the 272,000 tonnes smelting capacity representing all Jiaozuo Wanfang Aluminum Company Ltd., ("Jiaozuo Wanfang")'s total capacity in which the Company holds a 29% stake) from that of 2005.

-

In December 2005, the Group and Shanxi Guanlv Company Ltd. ("Shanxi Guanlv") entered into a joint venture agreement for the establishment of Shanxi Huasheng Aluminum Company Ltd. ("Huasheng Aluminum"). The total registered capital of the Huasheng Aluminum is RMB1 billion, of which the Group invested RMB510 million in cash and Shanxi Guanlv contributed net assets of RMB490 million. The Group holds 51% of the share capital of Huasheng Aluminum. The primary aluminum smelting capacity of Huasheng Aluminum is 220,000 tonnes, and has officially commenced production in March 2006. The acquisition was completed in March 2006.

-

In March 2006, the Group entered into a share transfer contract with Liaoning Fushun Aluminium Plant, pursuant to which the Group acquired the entire equity interest of Fushun Aluminum Company from Fushun Aluminium Plant for a cash consideration of RMB500 million. Fushun Aluminum Company is mainly engaged in the production of primary aluminium and carbon products, and had a smelting capacity of 140,000 tonnes in 2005. As at the end of acquisition date, the total assets and net assets of Fushun Aluminum Company were valued at RMB1.27 billion and RMB503 million respectively. The acquisition was completed in March 2006.

-

In May 2006, the Group entered into a share transfer agreement with Jiaozuo Wanfang Group Company Ltd. in relation to the transfer of shares of Jiaozuo Wanfang. Pursuant to the agreement, the Group will acquire 139,251,064 state-owned legal person shares of Jiaozuo Wanfang from Jiaozuo Wanfang Group , representing approximately 29% of the issued shares of Jiaozuo Wanfang. As a result, the Group will become the largest shareholder of Jiaozuo Wanfang. The Group will pay RMB247 million as consideration for the acquisition. The transfer of shares is subject to approval by the relevant authorities. Jiaozuo Wanfang's smelting capacity of primary aluminum is approximately 272,000 tonnes.

-

In June 2006, the Group entered into a cooperation agreement with nine companies, namely Guizhou Wujiang Hydropower Development Co., Ltd. ("Wujiang Hydropower"), Zunyi Municipal State-owned Assets Investment Management Co., Ltd., Zunyi County State-owned Assets Investment Management Co., Ltd., Guizhou Provincial Resource Development Corporation, China Non-ferrous Metal Industry (Guiyang) Corporation, Guizhou Qianneng Enterprise (Group) Corporation, Guizhou Aluminum Plant, China Orient Asset Management Corporation and Zunyi Municipal Resource Development Corporation; pursuant to which Chalco acquired a proportion of the equity interests in Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") from Wujiang Hydropower and the entire equity interests in Zunyi Aluminum from the other eight companies. Upon completion of the acquisition, the Group will hold 66.4% equity interests in Zunyi Aluminum. The principal assets of Zunyi Aluminum include the smelting production line with an annual smelting capacity of 113,000 tonnes and its ancillary facilities. As of December 31, 2005, its total assets were valued at approximately RMB1,023 million and net assets at approximately RMB307 million. The consideration paid by the Group for the acquisition was RMB219 million . The acquisition was completed in August 2006.

-

In July 2006, the Group entered into an agreement with Shandong Linyi Jiangtai Aluminum Co. Limited ("Linyi Jiangtai") and Shandong Huasheng Jiangquan Thermal    Power Co. Ltd. ("Huasheng Jiangquan") in respect of the transfer of equity in Shandong Huayu Aluminum Power Co. Ltd. ("Huayu Aluminum Power"), pursuant to which the Group acquired 40.69% and 14.31% equity interests in Huayu Aluminum Power from Linyi Jiangtai and Huasheng Jiangquan respectively. Upon completion of the acquisition, the Group will hold 55% equity interests in Huayu Aluminum Power, while Linyi Jiangtai and Huasheng Jiangquan will hold the remaining 25% and 20% equity interests, respectively. The principal assets of Huayu Aluminum Power include the aluminum smelting production line with an annual smelting capacity of 100,000 tonnes and its ancillary facilities as well as two 13.5 MW power-generator. As of December 31, 2005, its net assets were valued at approximately RMB899 million. The total consideration payable by the Group for the acquisition is RMB412 million.

-

In August 2006, the Group entered into an agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Honglu Aluminum Co., Ltd. ("Baiyin Honglu") in respect of the transfer of equity in Gansu Hualu Aluminum Co., Ltd. ("Hualu Aluminum"), pursuant to which the Group acquired 51% equity interest in Hualu Aluminum held by Baiyin Honglu, which may transfer to Baiyin Nonferrous in the future. Upon completion of the acquisition, the Group will become the controlling shareholder and the remaining 49% equity will be held by Baiyin Honglu. The principal assets of Hualu Aluminum include the aluminum smelting production line with an annual smelting capacity of 127,000 tonnes and its ancillary facilities. The registered capital of Hualu Aluminum is RMB529 million. As of December 31, 2005, its total assets and net assets were valued at RMB1,590 million and RMB529 million respectively. The total consideration payable by the Group for the acquisition is RMB270 million.

*	The Group has established a special working team to carry out relevant work relating to aluminium fabrication.

3.	Capital operations were successfully accomplished and shareholders' approvals obtained:

*	In May 2006, the Company successfully completed the placement of 600,000,000 new H shares for net proceeds of approximately HK$4,390 million.

*

In May 2006, the Company successfully issued short-term bonds with a total principal amount of RMB3 billion with a par value of RMB100 each, bearing an effective rate of 3.53% and a maturity period of 1 year, for net proceeds of approximately RMB2,988 million.

*

At the annual general meeting of the Company held on May 10, 2006, the Company obtained approval for a one year extension of the submission of the applications to the China Securities Regulatory Commission for the issuance of a maximum of 1,500,000,000 A shares to the public in China, and to the Shanghai Stock Exchange for listing of its A shares thereon. Preparations for the said application are currently in progress.

4.

The Group focused on the development of measures for reuse and recycling of materials energy and other resources and managing a resource-efficient enterprise to promote the evolution of the growth of the industry and our Group. In addition to commencing a number of energy-saving, water-saving and comprehensive resource utilization projects, it took advantage of opportunities to reduce consumption in existing production lines. As a result, the Company saved energy equivalent to 560,000 tonnes of standard coal.

5.

Addressing the changing market demands, the Group proactively and effectively carried out various work relating to product positioning, technological research, market guidance and industrialization implementation, with a view to medium to long term development. Technology planning projects focused on exploitation, development and utilization of bauxite resources, energy saving and consumption reduction, product mix adjustment and enhancement of core competitiveness. The Group also proactively carried out basic applied research of new techniques, new technologies, new products and new facilities. The industrial application of technological and scientific achievements were carried out smoothly, with results already achieved in certain projects.

6.

The Group continued to promote and accelerate its overseas development projects, which have been proceeding smoothly. Currently, projects in Brazil, Vietnam, Australia and Guinea are continually progressing and being actively carried out.

7.

The Group strengthened and enhanced management fundamentals. Systems of quality, safety and environmental protection were effectively implemented. Progressive achievements were seen in standardized quantitative management and the new model for facilities management focusing on sampling inspection. A production and management model focusing on planned management secured efficient production. Production and investment procedures were under effective control through comprehensive budget management. With a focus on capital management, the Group achieved operational risk management objectives. During the period, the Group successfully integrated the operations of the newly-acquired enterprises.

8.

The Group is focused to expedite the completion of our section 404 internal control compliance project. In accordance with the requirements under Section 404 of the Sarbanes-Oxley Act, the Company has set up a project management office and task force team, which is responsible for the design, implementation testing and evaluation of the Company's internal controls over financial reporting, including, among others, the establishment and implementation of anti-fraud and risk management programs. The Company is currently implementing and improving the newly established internal control system, and evaluating its operation effectiveness as well as remediating identified deficiencies. At the same time, it is also in the process of finalizing its evaluating documentation in accordance with the requirements under Section 404.

9.

ERP information system aims to facilitate the integrated management of finance and operation, and to provide a unified platform for the centralised management of the Company. Currently, all hardware and related environment have been set up in all locations; all branches and certain subsidiaries are online.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the Group's financial information together with the notes thereto as contained elsewhere in the interim report. The condensed interim consolidated financial information have been prepared in accordance with HK GAAP, which may materially differ in certain respects from U.S. GAAP. A discussion of the material differences is set out in the supplementary information of the condensed interim consolidated financial information.

OVERVIEW

The Group is engaged principally in alumina refining and primary aluminum smelting. The Group organizes and manages its operations according to the following business segments:

*

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals (including alumina hydrate and alumina chemical products), and gallium.

*

Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, production and selling of almost all primary aluminum to external customers. In addition, this segment includes production and sales of carbon products and small amount of aluminum-fabricated products.

*

Corporate and other services segment, which includes the headquarter's operations, research conducted by the Group's research institutes, provision of the Group's research and development services and product sales to third parties.

RESULTS OF OPERATION

The Group's net profit amounted to RMB6,744 million in the first half of 2006, representing an increase of RMB3,190 million from RMB3,554 million for the same period last year.

Revenue

The Group's turnover increased from RMB17,849 million in the first half of 2005 to RMB27,401 million in the first half of 2006, representing an increase of RMB9,552 million or 53.5%. The increase was primarily due to the increase in external sales volume and the increase in selling prices of alumina and primary aluminum.

In the first half of 2006, the Group's sales volume of primary aluminum reached 683,100 tonnes, representing an increase of 257,300 tonnes or 60.4% from 425,800 tonnes of the first half of 2005. The increase was primarily attributable to the commencement of operation of primary aluminum in Shanxi-Huaze Aluminum    Power Co., Limited ("Shanxi Huaze"), the increase of output of primary aluminum due to the acquisition of Huasheng Aluminum and Fushun Company, and the increase of production efficiency through technological renovation of existing production lines. The increased sales volume of primary aluminum led to an increase of approximately RMB4,524 million in revenue.

The external sales volume of alumina increased from 2,691,800 tonnes in the first half of 2005 to 2,942,100 tonnes in the first half of 2006, representing an increase of 250,300 tonnes or 9.3%. The increase was mainly attributable to the increase of output resulting from the commencement of operation of the 800,000 tonnes-capacity alumina production line in phase III of Shanxi and the 700,000 tonnes-capacity alumina production line in Henan in 2006. The increased external sales volume of alumina led to an increase of RMB991 million in revenue.

Due to the increase in selling price of primary aluminum, the Group's average external selling price of primary aluminum increased by RMB3,354.68 per tonne or 23.6% from RMB14,227.25 per tonne (tax excluded, similarly hereinafter) in 2005 to RMB17,581.93 per tonne in the first half of 2006. The increase in selling price led to an increase of RMB1,428 million in revenue.

In the first half of 2006, the Group's average external selling price of alumina reached RMB3,961.31 per tonne, representing an increase of RMB740.07 per tonne or 23% from RMB3,221.24 per tonne. The increase of selling price led to an increase of RMB1,992 million in revenue.

Revenue of the Group's alumina chemicals, carbon and other products increased by approximately RMB500 million in the first half of 2006 compared to the corresponding period for the prior year.

Cost of Sales

The Group's total cost of sales increased by RMB4,504 million or 38.3% from RMB11,772 million in the first half of 2005 to RMB16,276 million in the first half of 2006. The total cost of sales increased due to the growth in sales volume of alumina and primary aluminum, and the increased unit production costs.

Selling and Distribution Expenses

The Group's selling and distribution expenses increased by RMB91 million or 28.5% from RMB319 million in the first half of 2005 to RMB410 million in the first half of 2006, which was primarily attributable to the increase in loading and packing fees due to the growth in sales volume of primary aluminum and alumina.

General and Administrative Expenses

General and administrative expenses increased by RMB400 million from RMB607 million in the first half of 2005 amounting to RMB1,007 million in the first half of 2006, representing an increase of 65.9%. The increase was mainly due to an increase of expenses of RMB94 million from the commencement of the operation of Shanxi-Huaze and newly established mining branch, Huasheng Aluminum and acquisition of Fushun Aluminum Company; an increase of RMB110 million in taxes other than income tax payable as a result of the increase in operating revenue; an increase of RMB96 million in expense relating to maintenance of roadways and infrastructure in factory and residential area; and increased expenses incurred from continued efforts to strengthen the internal control system and information system of the Group.

Research and Development Expense

Research and development expenses decreased by RMB11 million or 21.2% from RMB52 million in the first half of 2005 to approximately RMB41 million in the first half of 2006.

Other revenues and gains, net

The Group's other net revenue in the first half of 2006 was RMB186 million, an increase of RMB93 million or 100% from RMB93 million in the same period of 2005. The increase of other net revenue was attributable to the fact that Chalco International Trading ("Chalco Trading"), a subsidiary of the Company, hedged some of the primary aluminum products in the futures market, resulting in an increase in other gains.

Operating Profit

As a result of the foregoing, the Group's operating profit increased by RMB4,662 million from RMB5,192 million in the first half of 2005 to RMB9,854 million in the first half of 2006, representing an increase of 89.8%. The Group's operating profit as a percentage of sales of goods was 29.1% in the first half of 2005 and 36.0% in the first half of 2006.

Finance Cost

The Group's finance cost increased by RMB141 million or 77.9% from RMB181 million in the first half of 2005 to RMB322 million in the first half of 2006. The increase was primarily due to the commencement of production and operation upon completion of Shanxi Huaze smelting projects at the end of 2005, so that during the first half of 2006 related interest expense in the amount of RMB94 million was recognized as finance cost, rather than being capitalized as in the first half of 2005; and RMB34 million of finance costs pertaining to entities acquired or newly-established during the first half of 2006 whose results are being consolidated with the Group.

Income Taxes

The Group's income tax expenses increased by RMB1,229 million or 92.1% from RMB1,334 million in the first half of 2005 to RMB2,563 million in the first half of 2006. The increase of income tax was mainly attributable to the increased profit of the Company. The Group's average effective tax rate was 26.8% in the first half of 2006, essentially unchanged from 26.6% for the first half of 2005. The Group's effective tax rate was lower than the statutory tax rate of 33.0% mainly because three branches of the Company situated in Guizhou, Guangxi and Qinghai in the western region of the PRC were entitled to a preferential income tax rate of 15.0%.

Minority Interests

Minority interests increased from RMB129 million in the first half of 2005 to RMB258 million in the first half of 2006 primarily due to the increase of the minority interests after the establishment and the acquisition of Huasheng Aluminum and Zunyi Aluminum, respectively and increased profits recorded in the Company's existing subsidiaries.

Profit for the Period

As a result of the foregoing, profit attributable to equity holders for the period increased by RMB3,190 million from RMB3,554 million in the first half of 2005 to RMB6,744 million, representing an increase of 89.8%.

DISCUSSION OF SEGMENT OPERATIONS

Alumina Segment

Sales of Goods

The Group's total sales of goods of the alumina segment increased by RMB6,234 million, an increase of 46.50% from RMB13,407 million in the first half of 2005 to RMB19,641 million in the first half of 2006, mainly due to the increased sales volume and selling price of the Group's alumina.

Revenue from the external sales of alumina in the first half of 2006 increased by RMB3,512 million or 31.6% to RMB14,620 million as compared with RMB11,108 million for the same period of 2005. This was mainly attributable to the increase in the Group's external sales volume of alumina and increase in the selling price of alumina.

Revenue from sales of alumina to the Group's smelters increased by RMB2,722 million from RMB2,299 million in the first half of 2005 to RMB5,021 million in the first half of 2006, primarily as a result of increased selling price and total demand of alumina for use in production due to increased output of primary aluminium.

Cost of Goods Sold

The total cost of goods sold in the alumina segment of the Group increased by RMB2,602 million or 33.87% from RMB7,683 million in the same period of 2005 to RMB10,285 million in the first half of 2006. The increase was mainly attributable to the increased sales volume of alumina products over the previous year and an increased unit production cost.

Operating Profit

As a result of the foregoing, the Group's total operating profit of alumina segment increased by RMB3,413 million from RMB5,223 million in the first half of 2005 to RMB8,636 million in the first half of 2006 representing an increase of 65.35%. The ratio of operating income of the alumina segment to the Group sales of goods increased from 39.0% in the first half of 2005 to 44.0% in the first half of 2006.

Primary Aluminum Segment

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB5,869 million or 87.8% from RMB 6,682 million in the first half of 2005 to RMB12,551 million in the first half of 2006, mainly due to the increase of the Group's primary aluminum sales volume and selling price.

Cost of Goods Sold

The total cost of goods sold in respect of the Group's primary aluminum segment increased by RMB4,444 million or 70.6% from RMB6,290 million in the first half of 2005 to RMB10,734 million in the first half of 2006, mainly due to the increases resulting from sales volume of primary aluminum and the unit production cost of primary aluminum.

Operating Profit

The primary aluminum segment recorded an operating profit of RMB1,566 million in the first half of 2006, up RMB1,396 million as compared with RMB170 million in the first half of 2005. The primary aluminum segment represented 2.54% and 12.48% of the first half year turnover of 2005 and 2006, respectively.

Headquarter and Other Services Segment

The Group's headquarter and other services segment reflected the expenses of the Group's headquarters, research and development services and product sales of the Group's research institute to external customers. This segment recorded a decrease in operating loss from RMB41.87 million in the first half of 2005 to a loss of RMB34.46 million in the first half of 2006.

Working Capital, Liabilities and Capital Commitments

As of June 30, 2006, the Group's current assets amounted to RMB24,062 million, representing an increase of RMB7,099 million over RMB16,963 million at the end of 2005.

-	Cash and cash equivalents of the Group as of June 30, 2006 was RMB12,132 million, representing an increase of RMB4,534 million over the end of 2005.

-

The Group's inventories as of June 30, 2006 amounted to RMB8,103 million, representing an increase of RMB868 million over RMB7,235 million at the end of 2005. The Group's turnover days of inventory as of June 30, 2006 was 86 days, essentially unchanged from the corresponding period of last year.

-

The Group's net accounts receivables as of June 30, 2006 amounted to RMB1,542 million, representing an increase of RMB581 million as compared with RMB961 million at the end of 2005. Of the account receivables, bills receivable and trade receivables increased by RMB437 million and RMB143 million respectively over the end of 2005. Turnover days of trade receivables was 5 days, representing a decrease of 4 days when compared to 9 days of the same period of 2005.

As of June 30, 2006, the Group's current liabilities amounted to RMB16,344 million, representing an increase of RMB1,406 million from RMB14,938 million at the end of 2005.

-

In May 2005, the Group issued short-term bonds in the principal amount of RMB2,000 million at a discount and further issued short-term bonds in the principal amount of RMB3,000 million at par in May 2006 for the Company's short-term financing and working capital purposes. The entire principal amount of RMB2,000 million of short-term bond issued in 2005 were redeemed upon maturity date in June 2006.

-	The other current liabilities of enterprises acquired and jointly established the first half of 2006 was approximately RMB307 million, which was consolidated in the account of the Group.

As a result of the foregoing, the Group's net current assets amounted to RMB7,718 million as of June 30, 2006, representing an increase of RMB5,693 million over the net current asset as of the end of 2005 which amounted to RMB2,025 million.

The Group's liquidity ratio as of June 30, 2006 was 1.47, representing an increase of 0.33 over the 1.14 of December 31, 2005; quick ratio was 0.98, representing an increase of 0.33 over 0.65 as of December 31, 2005.

The Group's non-current liabilities as of June 30, 2006 amounted to RMB9,906 million, essentially unchanged from the prior year corresponding period. Of the non-current liabilities, the Group's long-term loans amounted to RMB9,729 million, similar to RMB9,690 million as of the end of 2005.

The Group's gearing ratio (total borrowing over total borrowing plus total equity) as stated in the financial report decreased to 26.18% as of June 30, 2006 from 32.05% as of December 31, 2005, a decrease of 5.87%, which was mainly because of the H shares issuance of the Company and increased profit.

By virtue of the Group's credit standing and availability of domestic capital, the Group is of the opinion that there will be no significant difficulties in receiving bank loans in the future. The Group will finance its working capital expenditure and related expenditures through cash from operating activities, long-term and short-term borrowings and short-term bonds. The Group will also finance its capital expenditure by other ways where necessary in order to finance the capital shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes. The Group believes that its working capital is sufficient for its existing need.

Capital Expenditure and Capital Commitments

In the first half of 2006, the Group completed investment in fixed assets amounting to RMB4,216 million, which mainly consisted of the investment in Phase III of Guangxi alumina project, Guizhou alumina project for energy saving and consumption reduction, and the self-contained power plant in Henan. As of 30 June, 2006, the Group's capital commitment of fixed assets amounted to RMB9,271 million, of which those contracted but not provided for amounted to RMB1,350 million and those authorized and not contracted amounted to RMB7,921 million. The Group's external investment amounted to RMB1,541 million, mainly attributable to the joint ventures of Zunyi and Guangxi Huayin alumina projects, and the acquisition of a portion of equity in Jiaozuo Wanfang and Zunyi Aluminum. The Group's investment in greenfield projects and technology upgrade as well as external investment and acquisition improved the Group's capacity and output of alumina and primary aluminum.

The Group's capital expenses and external investment is mainly financed by operating activities, long-term loans and additional shares issue. In light of the Group's creditability and various domestic and overseas financing methods, the Group believes that there will be no difficulty in financing capital investments and external acquisitions.

Cash and Cash Equivalents

Cash and cash equivalents of the Group as of June 30, 2006 totaled RMB12,132 million, including foreign currency deposits of HK$2,894.44 million, US$5.26 million and Euro0.58 million.

Cash Flows from Operating Activities

Cash generated from operating activities increased by RMB3,381 million or 110.5% from RMB3,061 million for the first half of 2005 to RMB6,442 million for the first half of 2006. The increase was primarily due to the increase in the Group's profit.

Cash Flows from Investing Activities

Net cash used in investing activities in the first half of 2006 was RMB2,223 million, which was a decrease of RMB2,642 million from the RMB4,865 million of 2005. This was mainly due to the decrease in the cash purchase of property, plant and equipment of the Group.

Cash Flows from Financing Activities

Net cash provided from financing activities amounted to RMB315 million in the first half of 2006, which was a decrease of RMB614 million compared to RMB929 million for the corresponding period of 2005. This was mainly due to the Group's placement of H shares for cash proceeds of approximately RMB4,390 million, the issuance of short-term bonds for net cash proceeds of RMB2,988 million, dividend payments of RMB2,365 million, redemption of short-term bonds in the principal amount of RMB2,000 million and repayment of loans in the amount of RMB2,694 million.

Risk of Foreign Exchange

The Group's revenues are primarily denominated in Renminbi ("RMB"). We use foreign currencies principally to purchase raw materials and equipment and to pay dividends on our H Shares. Because applicable foreign exchange regulations have already significantly reduced the Government's foreign exchange controls, we are able to make payments for current account transactions without prior approval from exchange control authorities. There is no assurance that such policies will continue.

However, our operations may be exposed to the effect of fluctuations in the exchange rates of RMB against other currencies. We believe that, since the price of domestic alumina is determined with reference to the price of imported alumina, the appreciation of the RMB will influence on the prince fluctuation of the domestic aluminum market as well as affect prices in the domestic spot market of alumina and increase the Company's competition pressure in the international market. In respect of product cost, the appreciation of the RMB brings benefits to the import of raw materials, equipments and overseas investments.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 95 and 117 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. Members of the second Board of Directors and Supervisory Committee are:

Executive Directors:	Xiao Yaqing, Xiong Weiping, Luo Jianchuan,
Chen Jihua
Non-executive Directors:	Shi Chungui, Joseph C. Muscari
Independent Non-executive	Poon Yiu Kin, Samuel,
Directors:	Wang Dianzuo, Kang Yi
Supervisors:	Luo Tao, Yuan Li, Ou Xiaowu

Due to changes in work allocations, Mr. Xiong Weiping, an Executive Director, resigned from his office as a director of the Company on August 23, 2006. Mr. Zhang Chengzhong has been recommended as a candidate for the position of Executive Director of the Company previously assumed by Mr. Xiong, Mr. Zhang's appointment is subject to approval by the Special General Meeting to be held on October 13, 2006. Biographical details of Mr. Zhang are as follows:

Mr. Zhang Chengzhong, aged 46, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang obtained a Master's degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as the Deputy Director and then the Director of the alumina production facility in Shanxi Aluminum Plant of the Company, the Deputy Director and then the Director of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Director and then the Director of the Shanxi Aluminum Plant.

Due to changes in work allocations, Mr. Luo Tao, has resigned from the position of Supervisor and the Chairman of the Supervisory Committee of the Company on August 23, 2006. Mr. Ao Hong has been recommended as a candidate for the position of a Supervisor and the Chairman of the Supervisory Committee of the Company previously assumed by Mr. Luo. Mr. Ao's appointment is subject to approval by the Special General Meeting to be held on October 13, 2006. Biographical details of Mr. Ao are as follows:

Mr. Ao Hong, aged 45, is a Deputy General Manager of the Company. Mr. Ao graduated from Kuiming University of Science and Technology and majored in Metallurgy. He is the holder of a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals, corporate management, corporate governance and internal control. Mr. Ao previously served as the engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong.

Due to changes in work allocations, Mr. Ou Xiaowu has resigned from the position of Supervisor of the Supervisory Committee of the Company on August 23, 2006. Mr. Zhang Zhankui has been recommended as a candidate for the position of a Supervisor the Supervisory Committee of the Company previously assumed by Ou Xiaowu, Mr. Zhang's appointment is subject to approval by the Special General Meeting to be held on October 13, 2006. Biographical details of Mr. Zhang are as follows:

Mr. Zhang Zhankui, aged 47, is the deputy head of the finance department of the Company. Mr. Zhang is a postgraduate of economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, auditing and business management. Mr. Zhang previously served as the head of finance department and then the head of audit department of China General Design Institute for Non-ferrous Metals, Deputy General Manager of Geijing Enfi Techindustry Group, head of accounting division of finance department and deputy head of finance department of China Copper and Zinc Holdings Company, manager of listing fund and finance department and head of fund division of finance department of Chalco and manager of comprehensive division of finance department of the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 86,200 employees (including those of controlling subsidiaries) as of June 30, 2006. The remuneration package of the employees includes wages, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items. In accordance with the applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies around 20% from plant to plant, depending in part on the location of the plant and the average age of the employees. The Company had not paid retirement benefits to its employees by the end of June 30, 2006.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as of June 30, 2006 was as follows:

	As of June 30, 2006
	No. of shares	Percentage of issued
	(in million)	share capital (%)

Holders of Domestic Shares
Aluminum Corporation of China	4,612.16	39.59
China Cinda Asset Management Corporation	900.56	7.73
China Construction Bank Corporation	709.77	6.09
China Orient Asset Management Corporation	602.25	5.17
China Development Bank	554.94	4.76
Guangxi Investment (Group) Co., Ltd.	196.80	1.69
Guizhou Provincial Materials Development
and Investment Corporation	129.43	1.11

Holders of H Shares
Alcoa International (Asia) Limited	884.21	7.59
Other Public Shareholders	3,059.76	26.27

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of June 30, 2006, the persons other than a Director, Chief Executive or Supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

					Percentage in	Percentage
					the relevant	in total
Name of substantial		Number of		Type of	class of	share
shareholders	Class of shares	shares held	Capacity	interest	share capital	capital

Aluminum Corporation of China	Domestic shares	4,612,161,060	Beneficial owner	Corporate	59.85%	39.59%
China Cinda Asset Management	Domestic shares	900,559,074	Beneficial owner	Corporate	11.69%	7.73%
Corporation
China Construction Bank	Domestic shares	709,773,136	Beneficial owner	Corporate	9.21%	6.09%
Corporation
China Orient Asset Management	Domestic shares	602,246,135	Beneficial owner	Corporate	7.82%	5.17%
Corporation
Alcoa Inc (1)	H Shares	884,207,808	Beneficial owner	Corporate	22.4%	7.59%
Templeton Asset
Management Limited	H Shares	475,658,000	Investment	Corporate	12.06%	4.08%
			Manager
Credit Suisse Group (2)	H Shares	253,255,283	Interest of	Corporate	6.42%	2.17%
		83,287,000	Controlled
			by You
Government of Singapore	H Shares	198,064,067	Investment	Corporate	5.02%	1.70%
Investment Corporation Pte Ltd.			Manager
JP Morgan Chase Co. (3)	H Shares	300,770,000	Interest of	Corporate	7.63%	2.58%
			Corporation
			Controlled
			by You
(1)	The interest in shares of Alcoa Inc is held through Alcoa International (Asia) Limited.

(2)

The interest in shares of Credit Suisse Group is held through a number of controlled corporations including Credit Suisse Securities (USA) LLC, Credit Suisse International, Credit Suisse (Hong Kong) Limited, Credit Suisse Securities (Europe) Limited and Credit Suisse, among which 169,968,083 shares are long position and 83,287,000 shares are short position.

(3)	The interest in shares of JP Morgan Chase Co. includes 194,301,810 shares as long position, and 106,468,200 shares as lending pool.

DIRECTORS', CHIEF EXECUTIVE'S, AND SUPERVISORS'
INTERESTS IN SHARES OF THE COMPANY

During the six months ended June 30, 2006, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. During the six months ended June 30, 2006, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S
SHARES

The Company did not redeem any of its shares during the six months ended June 30, 2006. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during the first half of 2006.

CHARGE ON GROUP ASSETS

As of June 30, 2006, a long-term bank loan of RMB920,000,000 and a short-term bank loan of RMB10,500,000 was secured by a 220,000 tonnes aluminum production line of Shanxi Huasheng Aluminium Company Ltd ("Shanxi Huasheng"), a subsidiary of the Company. In addition, a short-term bank loan of RMB237,700,000 was secured by land use rights (Cost: RMB201,942,000; Net value RMB199,922,000) owned by Fushun Aluminum.

OUTLOOK AND PROSPECTS

In the second half of 2006, the Group continues to face challenges both in production and operation including new changes in product markets, increased difficulties in market estimation due to increased uncertainties causing fluctuations in the international non-ferrous metal market prices, and increasing pressure on the Company's cost control due to rising prices of energy sources (coal, electricity and oil). The Company will pay particular attention on the macro economy and market trends, capitalize on and analyze all of its internal and external conditions, and take advantages of the Group's comprehensive resource platform for its objectives of 2006. In the second half of 2006, the Group will focus on the following aspects:

*

The Group will fully implement and improve the mechanism linking production, supply and sales with personnel, properties and materials, carry out production plans in a serious manner and further strengthen the management on production and operation plans.

*

We will closely monitor and study market dynamics to increase estimation accuracy, making decisions based on scientific methods and ensuring prompt responses. By application of market rules, we will further optimize the management model for centralized marketing. At the same time, the capital budget to avoid market risks.

*

We will reasonably adjust and improve the Group's production structure and continue to rationalize and optimize product mix and operation in the aluminum industry chain in order to raise industry and technology standards. Taking advantage of the favorable opportunities arising from the integration of the aluminum market, the Group will expedite the mergers and acquisitions of aluminum enterprises, aiming at a total smelting capacity of approximately 9,050,000 tonnes of alumina and 3,000,000 tonnes of primary aluminum by the end of 2006. We will also take initiatives in improvement of the industry chain from smelting to fabrication of aluminum to strengthen our ability to hedge market risks.

*

We will capitalize on improvement of technology to enhance the Company's core competitiveness and increase efforts in technology innovation to foster our proprietary technologies and core technologies. We will select technology-linked and industry-driven products or projects for a breakthrough in key fields to boost industrial development.

*	Reinforce the foundation and strengthen cost management to further reduce material and energy consumption and cut expenses in order to maintain the stability of the Group's profit.

*

We will continue to spare efforts in strengthening and refining our management as a basis of the Group's management. Using production lines as milestones, we aim to widely apply standardized quantitative management. We will standardize our accounting and auditing for more timely and accurate accounting information. Through comprehensive budget management, we expect to further improve the effectiveness of production and investment process. By focusing on fund management, we expect to further enhance the effectiveness of risk management during the operation. The Group will reinforce management on newly established enterprises and promote the integration of corporate culture and value recognition for further development.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the code of conduct regarding securities transactions by the Directors and specific employees form the framework for the code of corporate governance practice of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement does not have a material adverse impact on the corporate governance of the Company.

Subject to the transitional arrangements of the CG Code and the deviation of the Company's own corporate governance practices from the code provisions in the CG Code mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code during the period from January 1, 2006 to June 30, 2006.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS
BY THE DIRECTORS

The Company has adopted a code of conduct regarding securities transactions by the Directors (the "Required Standard") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Listing Rules. All Directors, upon specific enquiries, have confirmed that they have complied with the Required Standard during the six-month period ended June 30, 2006. Specific employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with the Required Standard. The Directors are not aware of any incident of non-compliance by such employees during the six-month period ended June 30, 2006.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review and provide supervision over the financial reporting process and internal control of the Group. The Audit Committee of the Company consists of three independent non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reports matters including the review of the unaudited condensed interim consolidated financial information for the six months ended June 30, 2006.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 14 September, 2006 (Thursday) to 13 October, 2006 (Friday), both dates inclusive, during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's registrar, Hong Kong Securities Registrars Limited at Room 1712-1716 Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on September 13, 2006 (Wednesday).

Warrant holders who wish to convert their warrants into shares in order to qualify for the interim dividend must lodge the duly completed subscription form together with the relevant warrant certificates accompanied by the subscription monies with the Company's registrar not later than 4:00 p.m. on September 13, 2006 (Wednesday).

PUBLICATION OF DETAILED FINANCIAL AND RELEVANT
INFORMATION ON THE WEB PAGE OF THE STOCK EXCHANGE
OF HONG KONG LIMITED

An interim report of the Company containing all the financial and relevant information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be posted on the website of The Stock Exchange of Hong Kong Limited in due course.

Xiao Yaqing Chairman and Chief Executive Officer

Beijing, PRC
August 23, 2006

As at the date of this notice, the board of directors of the Company comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan and Mr. Chen Jihua (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors); and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary